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                                                          FOR IMMEDIATE RELEASE
CENDANT LOGO

                                                                   NEWS RELEASE

             CENDANT CLARIFIES FIRST QUARTER 1998 EARNINGS RELEASE

         STAMFORD, CT AND PARSIPPANY, NJ, MAY 5, 1998 -- Cendant Corporation (NYSE: CD) today clarified that its 1998 first quarter results announced earlier were compiled in accordance with what Cendant believes are appropriate accounting practices, and reflect the elimination of any potential historical accounting irregularities currently under investigation by the Audit Committee of Cendant's Board of Directors.

         Cendant (NYSE: CD) is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. In Alliance Marketing, Cendant provides access to travel, shopping, auto, dining, and other services worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services, a leading fleet management company through PHH, and the U.K.'s largest private car park operator through NPC. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has nearly 40,000 employees, operates in over 100 countries and makes more than 100 million customer contacts annually.

         CONTACTS:

         INVESTORS                                  MEDIA
         Laura P. Hamilton                          Elliot Bloom
         SVP Corporate Communications               VP Public Relations
         and Investor Relations                     (973) 496-8414
         (203) 965-5114